Exhibit 12

	AT&T, INC.
	COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	Dollars in millions
			Year Ended
	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$18,238	$18,518	$(4,572)	$27,186	$18,638
Equity in net income of affiliates included above	(762)	(734)	(819)	(692)	(2,043)
Fixed Charges	4,786	5,071	4,943	4,489	2,166
Distributed income of equity affiliates	161	317	164	395	97
Interest capitalized	(772)	(740)	(659)	(171)	(73)

Earnings, as adjusted	$21,651	$22,432	$(943)	$31,207	$18,785

Fixed Charges:
Interest expense	$2,994	$3,368	$3,369	$3,460	$1,800
Interest capitalized	772	740	659	171	73
Dividends on preferred securities	-	-	4	3	3
Portion of rental expense representative of interest factor	1,020	963	911	855	290

Fixed Charges	$4,786	$5,071	$4,943	$4,489	$2,166

Ratio of Earnings to Fixed Charges	4.52	4.42	(0.19)	6.95	8.67